Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 19 DATED MARCH 15, 2018
TO THE OFFERING CIRCULAR DATED MAY 10, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Performance Projections.

Asset Performance Projections

The following table contains updated performance assumptions and projections for certain real estate equity assets held by us. This disclosure is in addition to previous disclosures made regarding such assets. The projected performance is based on the actual performance of each asset, as of March 1, 2018, plus the following forward-looking assumptions. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Single Family Rental Portfolio Investment Assumptions

Asset Name	Number of Assets in Rental Portfolio	Projected Annual Returns	Total Projected Annual Price Appreciation	Projected Leverage	Projected Expense Ratio
Los Angeles Single Family Rental Portfolio	8	8.9% - 13.1%	3.5% - 6.3%	50% - 55%	32.5% - 35.0%

Single family rental property purchase prices, acquisition and renovation costs to rent, and rental rates are empirically based on actuals, derived from the performance of subject property units that have been purchased and leased to date. Projection ranges are based on the range of inputs provided above, and assume minimum debt service coverage ratio (DSCR) of at least 1.20 with a 30-year amortization rate and an average vacancy rate of 4.5%, projected average annual rent growth of 3% per annum, and a 7-to-10 year hold period. Operating expense ratios across the current property portfolio are approximately 35%   as of March 1, 2018. We expect that this percentage will decrease as we increase the number of assets in our rental portfolio and achieve economies of scale. In the conservative projection, average annual price appreciation rates are discounted by approximately half, lowering the annual growth rates by about 50% of the 17-year Los Angeles metro-wide and neighborhood-specific historic appreciation rates according to NeighborhoodScout as of Q3 2017. The historical appreciation rates data from NeighborhoodScout is the latest neighborhood statistics available as of February 1, 2018 from several leading government sources, including the U.S. Bureau of the Census, the U.S. Department of Justice, the National Center for Education Statistics, and the U.S. Geological Service, among others. The high-end of the projections are derived portfolio assumptions of appreciation rates from NeighborhoodScout’s actual 17-year historic average appreciation rates for the Los Angles sub-markets where the properties are located. The projected return range is primarily driven by the ranges provided varying the annual property price growth, rent increases, leverage and interest rates, operating expense ratio, and hold period.

Single Family Entitlement and Development Investment Assumptions

Asset Name	Projected Annual Returns	Total Projected Development Costs through Entitlements	Projected Exit Price per Lot	Projected Leverage	Projected Number of Lots	Projected Hold Period
R13 and R14- Controlled Subsidiary	8.2% - 13.4%	$525,000 - $575,000	$325,000 - $350,000	0%	10	2 - 2.5 years
NPSC Westmoreland- Controlled Subsidiary	9.3% - 14.4%	$325,000 - $350,000	$350,000 - $370,000	0%	5	2 - 2.5 years
NPSC Virgil- Controlled Subsidiary	8.3% - 14.0%	$825,000 - $850,000	$325,000 - $350,000	0%	15	2 - 2.5 years
SGGP 1300 Douglas, LLC - Senior Loan*	9.0% - 10.5%	$425,000 - $450,000	$300,000 - $330,000	97%*	10	2 - 2.5 years
SC Group 6845 Figueroa, LLC - Senior Loan*	9.0% - 12.0%	$225,000 - $250,000	$200,000 - $240,000	97%*	12	2 - 2.5 years
*	Sponsor provided a participating senior loan at a 9% interest rate and 60% of profits received by the borrower from the sale or refinancing of SGGP 1300 Douglas and 70% of profits received by the borrower from the sale or refinancing of SC Group 6845 Figueroa.

Property purchase prices and acquisition costs are empirically derived based on actuals from the performance of subject properties purchased to date. Projection ranges are based on the range of inputs provided above. Assumptions are based on comparable property results across more than 200 housing lots and approximately 20 properties in Los Angeles lent to and invested in by Rise Companies Corp. or its affiliates since 2015. In the exit price projections, average lot sales price is based on comparable land sales in the surrounding area. The projected return range is primarily driven by the ranges provided varying the exit price per lot, number of lots per development, and hold period.

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise For-Sale Housing eFUND - Los Angeles CA, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.